First Guaranty Bancshares, Inc. S-4/A

Exhibit 99.4

April 24, 2023

Consent of Performance Trust Capital Partners, LLC

Performance Trust Capital Partners, LLC hereby consents to the inclusion of our opinion letter to the board of directors of Lone Star Bank as Annex E to, and the references to our firm and such opinion in, the proxy statement/prospectus that is part of this Amendment No. 1 to the Registration Statement on Form S-4 of First Guaranty Bancshares, Inc., as filed with the Securities and Exchange Commission. In giving such consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended (the “Act”), or the rules and regulations of the SEC thereunder (the “Regulations”), nor do we admit that we are experts with respect to any part of such proxy statement/prospectus within the meaning of the term “experts” as used in the Act or the Regulations.

Regards,

PErformance trust capital partners, llc